Filed Pursuant to Rule 424(b)(5)

Registration No. 333-259347

Supplement No. 1 dated June 24, 2022 to

(To Prospectus dated September 7, 2021)

SUPER LEAGUE GAMING, INC.

Up to $13,710,000

Common Stock

This supplement no. 1 (this “Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated September 7, 2021 (the “Base Prospectus” and, together with the Supplement and Prospectus Supplement, the “Prospectus”) and should be read in conjunction with such Prospectus, which is to be delivered with this Supplement. As further described below, we are filing this Supplement to revise the disclosure that appeared in the Prospectus under the heading “Use of Proceeds” and elsewhere in the Prospectus as a result of the execution of a Securities Purchase Agreement (the “Note Purchase Agreement”) by us and three institutional investors (collectively, the “Note Holders”), pursuant to which we sold to the Note Holders a new series of senior secured convertible notes in the aggregate original principal amount of $4,320,000, of which 8% is an original issue discount (each, a “Note,” and, collectively, the “Notes”).

In accordance with certain terms of the Notes, we may be required by the Note Holders to use fifty percent (50%) of the proceeds raised from certain offerings, including the offering described in the Prospectus Supplement, to redeem outstanding balances under the Notes.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SLGG.” On June 23, 2022, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.05 per share.

As of June 24, 2022, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $41.5 million, which was calculated based on 25,921,727 shares of outstanding common stock held by non-affiliates at a price per share of $1.60, the last reported sale price of our common stock on The Nasdaq Capital Market on May 5, 2022. As of the date of this Supplement, we have sold securities with an aggregate market value of $108,762 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of this Supplement. In accordance with General Instruction I.B.6, we may sell securities with an aggregate market value of up to approximately $13.7 million during that period. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-6 of the Prospectus Supplement, as well as the documents incorporated by reference herein and therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is June 24, 2022.

PURPOSE OF THIS SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT

On September 7, 2021, we filed the Prospectus, pursuant to which we registered up to $75 million of shares of our common stock, par value $0.001 per share, for offer and sale to Maxim Group LLC (“Maxim”) acting as the managing agent and H.C. Wainwright & Co (“Wainwright”) acting as co-agent (Maxim and Wainwright collectively referred to herein as the “Agents”) pursuant to the terms and conditions of that certain Equity Distribution Agreement, dated September 3, 2021 (the “Sales Agreement”) (the “Offering”).

The purpose of this Supplement to the Prospectus is to revise the disclosure that appeared in the Prospectus under the heading “Use of Proceeds” and elsewhere in the Prospectus as a result of the execution of the Note Purchase Agreement.

In accordance with certain terms of the Notes, we may be required by the Note Holders to use fifty percent (50%) of the proceeds raised from certain offerings, including the Offering described in the Prospectus, to redeem the Notes. The revised “Use of Proceeds” section, which now references the potential use of fifty percent (50%) of the proceeds raised from sales of shares of common stock under the Sales Agreement (less reasonable fees and expenses) to redeem the Notes, is set forth under the heading “Use of Proceeds”.

Prospective investors may rely only on the information contained in this Prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This Prospectus does not constitute an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Supplement, regardless of the time of the delivery of this Supplement or any sale of these securities.

USE OF PROCEEDS

We may issue and sell shares of common stock having aggregate sales proceeds of up to $13.7 million from time to time, before deducting commissions and expenses payable to the Agents pursuant to the Sales Agreement. The amount of proceeds from this Offering will depend upon the number of shares of our common stock sold and the market price at which they are sold. There can be no assurance that we will be able to sell any shares under or fully utilize the Sales Agreement with the Agents.

In accordance with the terms of the Notes, we may be required, at the election of the Note Holders, to use fifty percent (50%) of the proceeds raised from sales of shares of common stock under the Sales Agreement (less reasonable fees and expenses) to redeem the Notes. To the extent not used to redeem the Notes, we currently intend to use the net proceeds we receive from sales of the Purchase Shares under the Purchase Agreement for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses. However, we have no present commitments or agreements to enter into any acquisitions or investments.

Investors are cautioned, however, that expenditures may vary substantially from these uses. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this Offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations, the amount of competition and other operational factors. We may find it necessary or advisable to use portions of the proceeds from this Offering for other purposes.

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this Offering, is being optimized.  Pending these uses, we may invest the net proceeds from this Offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.